UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Elly Health Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 19, 2019

Physical address of issuer
1555 Vine Street, APT 445V, Hollywood, Los Angeles, CA 90028

Website of issuer
https://www.ellyhealth.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Promissory Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
November 27, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$57,900	N/A
Cash & Cash Equivalents	$57,900	N/A
Accounts Receivable	N/A	N/A
Short-term Debt	$8,455	N/A
Long-term Debt	$75,000	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold	N/A	N/A
Taxes Paid	N/A	N/A
Net Income	($50,645)	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 2, 2020

Elly Health Inc.



Up to $1,000,000 of Convertible Promissory Notes

Elly Health Inc. (the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Convertible Promissory Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 27, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by November 27, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 20, 2020 will be permitted to increase their subscription amount at any time on or before November 27, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 20, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 20, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.ellyhealth.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/elly

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Elly Health, Inc. ("the Company") was incorporated on February 19, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. The Company operates and maintains a mobile application platform that provides those impacted by cancer access to an empathetic audio companion.

The Company is located at 1555 Vine Street, APT 445V, Hollywood, Los Angeles, CA 90028

The Company's website is https://www.ellyhealth.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/elly and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Promissory Note being offered	$25,000
Maximum amount of Convertible Promissory Note	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	November 27, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The health tech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company is still testing an early version of its product. Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $48,337 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the years ended December 31, 2019 shareholders of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019, the amount of advances outstanding is $5,932.

The Company issued a total of four convertible equity securities for cash proceeds of $55,000 between October 1, 2019 and December 31, 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Principal and accrued interest may be converted upon the following:

1. Upon the Company receiving cash financing of no less than $1,000,000, the outstanding principal and accrued interest will be automatically converted into shares of common or preferred stock of the Company at a price equal to the lower 80% of the price paid as part of the $1,000,000 financing event, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder will receive a cash settlement of 150% of outstanding principal and accrued interest at the date of the transaction.
3. Upon maturity, holders may elect at any time to convert the security to common stock of the Company at a price\ equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company does not currently have an authorized class of preferred stock.

During the period from February 19, 2020 to December 31, 2019, the Company entered into SAFE Agreement (Simple Agreements for Future Equity) with an investor in exchange for cash investments total of $20,000. The agreements have no interest rate or maturity date. The securities convert upon the following:

1. If there is an equity financing before the termination of this SAFE, the SAFE will automatically convert into the number of shares of standard preferred stock equal to 2% of the Company Capitalization.
2. If there is a Liquidity Event before the termination of this SAFE, the SAFE will automatically be entitled to received a portion of proceeds equal to the greater of $100,000 or the amount payable on the number of shares of common stocks equal to 2% of the liquidity Capitalization.

At December 31, 2019, the SAFE Agreements had not been converted as qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2019 but will be prior to the qualifying financing. The SAFE Agreements are recorded as liability in the Exhibit B Reviewed Financials.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has $139,208 in cash balances as of September 29, 2020. This equates to approximately 2-3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Promissory Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Promissory Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Promissory Notes. Because the Convertible Promissory Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Promissory Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Promissory Notes may also adversely affect the price that you might be able to obtain for the Convertible Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Promissory Notes reach their maturity date, investors (by a decision of the Convertible Promissory Note holders holding a majority of the principal amount of the outstanding Convertible Promissory Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Promissory Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Promissory Note. The Convertible Promissory Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Promissory Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Convertible Promissory Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Convertible Promissory Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Convertible Promissory Note. Those provisions apply to claims regarding this Offering, the Convertible Promissory Notes, and possibly the securities into which the Convertible Promissory Note are convertible. Under those provisions, disputes under the Convertible Promissory Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 93.38% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Elly is the smart and empathetic audio companion for patients living with a chronic disease, with an initial focus on cancer. Our mission is to become part of the standard of care journey for every patient.

Business Plan
Elly is a leading empathetic audio companion for people impacted by cancer. The app helps patients improve their quality of life and emotional well-being through Elly's friendly voice. She is a persona who comforts, supports and motivates patients to live healthier and happier. Elly is recommended by leading hospitals, oncologists and allied health professionals, who have limited face-time with patients to provide support, education and motivation.

Each day, patients listen to a 90 second Daily Summary of audio content through the Elly smartphone app. Elly references a motivational story, she discusses an oncology topic, and leaves patients with an inspirational message. She also provides content around motivation, unspoken, mindfulness, coronavirus, self care, exercise, sleep, nutrition and symptoms. The human voice is a critical part of developing human connection, and is essential for educating and supporting patients in an empathetic way. Users hear from other cancer patients and key subject matter experts on in-depth experiences from Elly's thoughtfully curated library of Sessions.

Elly conducted an internal phase I clinical trial with 100 cancer patients in 2019, and showed that the product improves patients' quality of life while increasing their participation in their own health with a projected cost saving of $9,000 per patient per year.

Elly is developing research collaborations with a number of large US based health systems like Ochsner, Duke and Cedars-Sinai to conduct large scale implementations and clinical studies in 2020.
Backed by Google, JumpStart Foundry, StartUp Health and Nex Cubed.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Growth	50%	50%	40%
Product	15%	15%	25%
Content	15%	15%	25%
Research	10%	10%	5%
Marketing	10%	10%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nikhil Pooviah, M.D.	Co-Founder	2019- present: Founder of Elly Health; Responsible for Operations, Content, Research, Legals and Compliance. Previously: Co-founder & CEO, CancerAid.
Simon Holland	Co-Founder	2019- present: Founder of Elly Health; Responsible for Operations, Development, Legal and Compliance. Previously: Co-founder, HotDoc.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	9,638,300	YES	N/A	N/A	100%	N/A
Convertible Notes	$383,734	N/A	N/A	N/A	N/A	$5M valuation cap; 20% discount; 4% interest rate
SAFEs	$170,000	N/A	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:
None outside of the securities issued above.

Ownership
A majority of the Company is owned by two individuals. Those individuals are Nikhil Pooviah and Simon Holland.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Nikhil Pooviah	4,500,000 Common	46.69%
Simon Holland	4,500,000 Common	46.69%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Elly Health, Inc. ("the Company") was incorporated on February 19, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. The Company operates and maintains a mobile application platform that provides those impacted by cancer access to an empathetic audio companion.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $100,953.36 in cash on hand as of June 30, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	November 2019	4(a)(b)	SAFE	$20,000	Working Capital
Pre-Seed	May 2020	4(a)(b)	SAFE	$150,000	Working Capital
Pre-Seed	May 2020	4(a)(b)	Convertible Notes	$383,734	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Promissory Notes.

The Convertible Promissory Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Promissory Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Promissory Notes plus accrued unpaid interest, or the amount of stock the Convertible Promissory Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Promissory Notes accrue an annual interest rate of 4%, compounded quarterly.

The securities into which the Convertible Promissory Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Promissory Notes in the Regulation D offering convert under similar terms to the Convertible Promissory Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Promissory Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Convertible Promissory Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2019 shareholders of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019, the amount of advances outstanding is $5,932.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Promissory Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the

17

Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nikhil Pooviah
_____
(Signature)

Nikhil Pooviah
_____
(Name)

Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nikhil Pooviah
_____
(Signature)

Nikhil Pooviah
_____
(Name)

Co-Founder
_____
(Title)

October 2, 2020
_____
(Date)

/s/Simon Holland
_____
(Signature)

Simon Holland
_____
(Name)

Co-Founder
_____
(Title)

October 2, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



ELLY HEALTH, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019

ELLY HEALTH, INC.

For the period from February 19, 2020 (inception) ended December 31, 2019

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Elly Health, Inc.

We have reviewed the accompanying financial statements of Elly Health, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from February 19, 2019 (inception) ended December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

July 9, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

ELLY HEALTH, INC.

BALANCE SHEET

December 31, 2019

(unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	57,900
Total assets	$	57,900
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$	2,523
Related party advances		5,932
Total current liabilities		8,455
Convertible notes payable, net		55,000
SAFE securities		20,000
Total liabilities		83,455
Stockholders' equity		
Common stock, par value $0.00001, 9,638,300 shares issued		
and outstanding at December 31, 2019		96
Additional paid-in capital		24,994
Accumulated deficit		(50,645)
Total stockholders' equity		(25,555)
Total liabilities and stockholders' equity	$	57,900

See independent accountants' review report and accompanying notes to the financial statements.

2

ELLY HEALTH, INC.

STATEMENT OF OPERATIONS

For the period from February 19, 2019 (inception) ended December 31, 2019

(unaudited)

Revenue	$	-
Operating expenses		
Contractor expense		25,157
General and administrative		13,507
Travel		9,686
Payroll and related expenses		1,500
Rent		795
Total operating expenses		50,645
Loss from operations		(50,645)
Net loss before income taxes		(50,645)
Provision for income taxes		-
Net loss	$	(50,645)

See independent accountants' review report and accompanying notes to the financial statements.

3

ELLY HEALTH, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For period from February 19, 2019 (inception) ended December 31, 2019
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on February 19, 2019 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	9,638,300	96	24,994	-	25,090
Net loss	-	-	-	(50,645)	(50,645)
Balance on December 31, 2019	9,638,300	$ 96	$ 24,994	$ (50,645)	$ (25,555)

See accountants' review report and accompanying notes to the financial statements.

4

ELLY HEALTH, INC.

STATEMENTS OF CASH FLOWS

For period from February 19, 2019 (inception) ended December 31, 2019

(unaudited)

Cash flows from operating activities		
Net loss	$	(50,645)
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		2,523
Net cash used by operating activities		(48,122)
Cash flows from financing activities		
Funds received from issuance of convertible note payable		55,000
Proceeds from issuance of SAFE securities		20,000
Proceeds from issuance of common stock		25,090
Related party advances		5,932
Net cash provided by financing activities		106,022
Net decrease in cash and cash equivalents		57,900
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	57,900
Supplemental cash flow information:		
Cash paid during the period for:		
Interest		-
Income taxes		-
	$	-

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Elly Health, Inc. ("the Company") was incorporated on February 19, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. The Company operates and maintains a mobile application platform that provides those impacted by cancer access to an empathetic audio companion.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Risks and Uncertainties

As of December 31, 2019, the Company has not commenced full scale operations. The Company's activities since inception have consisted of business development, mobile app and software development, and marketing efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failure to secure funding to operationalize the Company's plans or failure to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheet approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019, the Company recognized $4,446 in advertising costs and recorded under the heading 'General and administrative' in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has filed its tax return for 2019 and the following table outlines the estimated deferred tax assets of the Company at December 31:

Deferred tax asset:	
Net operating loss carryforward	$ 11,895
Total deferred tax asset	11,895
Valuation allowance	(11,895)
Deferred tax asset, net	$ -

Recent Accounting Pronouncements

The Company is not aware of recently issued accounting pronouncements that are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 30, 2020, the date these financial statements were available to be issued.

The Company executed 17 convertible notes for total cash proceeds of $238,734.08 and a SAFE security agreements value at $150,000. The securities carry similar provision as those disclosed in Note 4.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $48,337 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 shareholders of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019, the amount of advances outstanding is $5,932.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company issued a total of four convertible equity securities for cash proceeds of $55,000 between October 1, 2019 and December 31, 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Principal and accrued interest may be converted upon the following:

1. Upon the Company receiving cash financing of no less than $1,000,000, the outstanding principal and accrued interest will be automatically converted into shares of common or preferred stock of the Company at a price equal to the lower 80% of the price paid as part of the $1,000,000 financing event, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder will receive a cash settlement of 150% of outstanding principal and accrued interest at the date of the transaction.

3. Upon maturity, holders may elect at any time to convert the security to common stock of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company does not currently have an authorized class of preferred stock.

NOTE 5 – SAFE SECURITIES

During the period from February 19, 2020 to December 31, 2019, the Company entered into SAFE Agreement (Simple Agreements for Future Equity) with an investor in exchange for cash investments total of $20,000. The agreements have no interest rate or maturity date. The securities convert upon the following:

1. If there is an equity financing before the termination of this SAFE, the SAFE will automatically convert into the number of shares of standard preferred stock equal to 2% of the Company Capitalization.

2. If there is a Liquidity Event before the termination of this SAFE, the SAFE will automatically be entitled to received a portion of proceeds equal to the greater of $100,000 or the amount payable on the number of shares of common stocks equal to 2% of the liquidity Capitalization.

At December 31, 2019, the SAFE Agreements had not been converted as qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2019 but will be prior to the qualifying financing. The SAFE Agreements are recorded as liability.

NOTE 6 – COMMON STOCK

At December 31, 2019, the Company has 1,000,000, $.00001 par value, shares of common stock authorized, with 9,638,300 shares issued and outstanding. During the period from February 19, 2019 to December 31, 2019, the Company issued 9,638,300 of its common stocks for cash proceeds of $25,090.

EXHIBIT C
PDF of SI Website


elly
Investor Deck

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Invest in Elly

The empathetic audio companion for people impacted by cancer.

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$1,000	$5,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN ELLY

Time Left 50d : 06h : 55m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.ellyhealth.com

This presentation may contain forward-looking statements and information ... other things, the company, its business plan and strategy, and its industry. T... reflect management's current views with respect to future events based info... available and are subject to risks and uncertainties that could cause the com... results to differ materially. Investors are cautioned not to place undue relianc... forward-looking statements as they contain hypothetical illustrations of mat... principles ... represent gua... results, le... which cannot ... Moreover, no person nor any other person or entity assumes responsibility f... and completeness of forward-looking statements, and is under no duty to u... statements to conform them to actual results.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Establishing research collaborations with Ochsner, Duke, and Cedars-Sinai to conduct implementations and clinical studies in 2020
- Notable investors include Google, JumpStart Foundry, StartUp Health and Nex Cubed
- In a company conducted clinical study of 100 patients, users reported a 10% improvement in Quality of Life score
- Achieved an 88% user retention rate after 1 month during a company conducted study with 106 users, which is nearly 6x higher than average health app retention rate (15%)
- Experienced founders who have previously co-founded companies such as CancerAid, HotDoc, Vivi, and Papercloud

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Elly is the smart and empathetic audio companion for patients living with a chronic disease, with an initial focus on cancer. Our mission is to become part of the standard of care journey for every patient.

Elly is a leading empathetic audio companion for people impacted by cancer. The app helps patients improve their quality of life and emotional well-being through Elly's friendly voice. She is a persona who comforts, supports and motivates patients to live healthier and happier. Elly is recommended by leading hospitals, oncologists and allied health professionals, who have limited face-time with patients to provide support, education and motivation.

Each day, patients listen to a 90 second Daily Summary of audio content through the Elly smartphone app. Elly references a motivational story, she discusses an oncology topic, and leaves patients with an inspirational message. She also provides content around motivation, unspoken, mindfulness, coronavirus, self care, exercise, sleep, nutrition and symptoms. The human voice is a critical part of developing human connection, and is essential for educating and supporting patients in an empathetic way. Users hear from other cancer patients and key subject matter experts on in-depth experiences from Elly's thoughtfully curated library of Sessions.

Elly conducted an internal phase I clinical trial with 100 cancer patients in 2019, and showed that the product improves patients' quality of life while increasing their participation in their own health with a projected cost saving of $9,000 per patient per year.

Elly is developing research collaborations with a number of large US based health systems like Ochsner, Duke and Cedars-Sinai to conduct large scale implementations and clinical studies in 2020.

Backed by Google, JumpStart Foundry, StartUp Health and Nex Cubed.

Gallery



Elly Website Video May 2020



00:23

Public Overview Video.

Media Mentions

 

The Team

Founders and Officers



Nikhil Pooviah
CO-FOUNDER

Previously co-founded one of the world's top cancer apps, CancerAid; Radiation Oncology Physician; Pitched and received deal on Shark Tank.





Simon Holland
CO-FOUNDER

Co-founded multiple tech startups including Australia's leading patient engagement platform with millions of patients.

Notable Advisors & Investors

| | **Google** | | **JumpStart Foundry** | | **StartUp Health** |

| | **Nex Cubed** | | **Ben Lewis** | | **Ray Wirta** |

| | **Giovanni Piedimonte** | | **Dan Nardi** | | **Debra Reisenthel** |

| | **Sharon Garrett** | | **Deepak Ramanathan** |

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

| Round type: | Seed |

Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000
Interest rate:	4.0%
Note term:	18 months

Additional Terms

Closing conditions:	While Elly has set an overall target minimum of US $500,000 for the round, Elly must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Elly's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Product ● Content ● Research ● Marketing
● Growth

Investor Perks

< $5K

● Free lifetime access to any family or friends interested in using the Elly product

$5K - 10K

● Above + Branded Elly merchandise.

> $10K

- Above + one-on-one calls with the co-founders.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $20,000
Closed Date	Nov 1, 2019
Security Type	SAFE Note

Pre-Seed	
Round Size	US $150,000
Closed Date	May 12, 2020
Security Type	SAFE Note

Pre-Seed	
Round Size	US $383,734
Closed Date	May 12, 2020
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Market Landscape



The global Digital Healthcare market size amounted to US$175.76 Billion and is expected to reach US$277.97 Billion by the end of 2026

Digital health is becoming increasingly more important in how health is delivered. Companies like Livongo and Omada have set a clear precedent that there is a growing demand for digital health startups that have strong financial and health outcomes. Elly is on a mission to create and pioneer a new vertical in digital health: smart companionship. Unlike digital coaching solutions, Elly does not rely on human intervention or expensive third-party hardware, which typically is only affordable by larger self-funded employers. We believe Elly is incredibly scalable by being purely digital and by the way the content framework has been created can cross expand to multiple conditions.

There are a number of audio-based mindfulness platforms such as Calm and Headspace which very much focus on mindfulness and sleep, rather than educating patients on better health-seeking behaviors specific to living with a chronic condition.

Due to the background of the team, our initial focus is on people affected by cancer. In the future, Elly will expand its offering to patients living with COPD, Heart Failure, MS, Parkinson's, Rheumatoid Arthritis, and Inflammatory Bowel Disease.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The health tech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company is still testing an early version of its product. Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status, and exclusion from Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $48,337 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the years ended December 31, 2019 shareholders of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019, the amount of advances outstanding is $5,932.

The Company issued a total of four convertible equity securities for cash proceeds of $55,000 between October 1, 2019 and December 31, 2019. The securities are all convertible into preferred or common shares of the Company and mature 18 months from the date of issuance. Principal and accrued interest may be converted upon the following:

1. Upon the Company receiving cash financing of no less than $1,000,000, the outstanding principal and accrued interest will be automatically converted into shares of common or preferred stock of the Company at a price equal to the lower 80% of the price paid as part of the $1,000,000 financing event, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder will receive a cash settlement of 150% of outstanding principal and accrued interest at the date of the transaction.

3. Upon maturity, holders may elect at any time to convert the security to common stock of the Company at a price\ equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company does not currently have an authorized class of preferred stock.

During the period from February 19, 2020 to December 31, 2019, the Company entered into SAFE Agreement (Simple Agreements for Future Equity) with an investor in exchange for cash investments total of $20,000. The agreements have no interest rate or maturity date. The securities convert upon the following:

1. If there is an equity financing before the termination of this SAFE, the SAFE will automatically convert into the number of shares of standard preferred stock equal to 2% of the Company Capitalization.

2. If there is a Liquidity Event before the termination of this SAFE, the SAFE will automatically be entitled to received a portion of proceeds equal to the greater of $100,000 or the amount payable on the number of shares of common stocks equal to 2% of the liquidity Capitalization.

At December 31, 2019, the SAFE Agreements had not been converted as qualifying financing had not yet occurred. No shares of SAFE preferred stock have been authorized or established as of December 31, 2019 but will be prior to the qualifying financing. The SAFE Agreements are recorded as liability in the Exhibit B Reviewed Financials.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's cash position is relatively weak. The Company currently has $139,208 in cash balances as of September 29, 2020. This equates to approximately 2-3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)	May 27, 2020	Folder
> 🗀 Fundraising Round (1 file)	May 27, 2020	Folder
> 🗀 Miscellaneous (4 files)	May 27, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Elly

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Elly. Once Elly accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Elly in exchange for your securities. At that point, you will be a proud owner in Elly.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Elly has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Elly does not plan to list these securities on a national exchange or another secondary market. At some point Elly may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Elly either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Elly's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Elly's Form C. The Form C includes important details about Elly's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Investor Deck



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Traction

Elly was launched on the App Store in May 2020.

Some of the most reputable health systems in the US like Ochsner, Duke and Cleveland Clinic are offering Elly to their patients.

Phase I evidence revealed oncology patients improved their QoL by 15% in 30 days.

Secured research study for a large Phase II clinical trial at Cedars-Sinai.

Raised $500k pre-seed financing led by Google.



Elly is initially leveraging past experience and focusing on cancer, but has a roadmap for cross-expanding to other diseases and their impacts.



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Why Now?

Healthcare is falling short to help cancer patients emotionally from the time of diagnosis, through treatments and into survivorship.

Currently cancer care in the US costs > $96B annually. 31% of this expenditure is caused by poor quality of life outcomes and rising unexpected hospital visits.

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Oncology Patient Challenges



	Newly-Diagnosed	On Treatment	Survivorship
Patient	Anxious Overwhelmed Confused	Side-effects Change in Appearance Financial Toxicity	Lonely Fear of Recurrence The 'New Normal'
Hospital + Pharma	Delayed Treatment Non-Compliance	Unexpected ED Visits Readmissions	Poor Medication Adherence Unexpected Survivorship Visits



The human voice is a critical part of building relationships and having a personal connection.



Introducing Elly

Elly is an iPhone app that provides new daily content in a prescribed way. Elly comforts, educates and motivates users to form better health-seeking behaviors and habits.





9:41
elly
Good Morning Isabelle
This is your journey toward better health and I am so excited to be by your side! I'm here to support and inspire you along the way.
Daily Routines
2 min • Daily Elly
Your Daily Mindfulness
UPLIFT
Open To The Signs
Alex Dvorak
30 min
Your Daily Move
HEAL
Basic exercises for recovery
Today
Sessions
Favorites

Daily Elly

A daily 90 second audio message covering a motivational story, a condition-specific educational topic and an inspirational quote.

Improve health seeking behaviors



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Daily Uplift

Empathetic morning meditation practices led by instructors who have lived with a chronic condition.

Reduce condition-related anxiety



UPLIFT

Visualise The Future You Want

Alex Dvorak

▶ 30 min

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Daily Move

Video practices taking into account each individual's limitations. Led by physiologists who have experienced a chronic condition.

Reduce fatigue and improve overall survival



HEAL
Basic exercises for recovery
Seated Stretching
12 min
SUSTAIN
Intermediate exercises for stability
Neck & Wrist Love
12 min
CONQUER
Advanced exercises for thriving
Challenging Balance
12 min



Daily Unwind

Empathetic evening meditation practices led by instructors who have lived with a chronic condition.

Promote healthier sleep





SLEEP
Letting The Day Go
Alex Dvorak
30 min
9:41
UNWIND
Letting the Day Go
14 min
Alex Dvorak
What to Expect
Join me for some calm mindful practice as the sun goes down.
Equipment
Chair
Key Benefits
• Reduce fatigue and sleep better at night.
• Learn about mindfulness techniques.
Start Practice

Classes

Classes from world-renowned physicians, subject-matter experts and researchers who share their recommendations and insights.

Improve health literacy



PHYSICIAN CLASS

Getting the most out of your consultations

Dr. John Healey

2 min

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Sessions

Over 500 relatable stories covering a wide variety of inclusive and diverse topics from contributors who have gone through similar experiences.

Reduce social isolation





MOTIVATION
Learn to Rest, Not to Quit
Asha Miller
2 min
Sessions
Motivation
Exercise
Mindfulness
Self Care
Sleep
Nutrition
Symptoms
Coping
Unspoken
Today
Sessions
Favorites



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Unique Journeys

Patient Journey
Condition
Cancer
Heart Diseases
Arthritis
Diabetes
Kidney Diseases
Mental Health
Lung Diseases
Parkinson's Disease
Epilepsy
GI Diseases
Migraines
Allergies
Chronic Pain
Age Group
Adult
Adolescent & Young Adult
Patient Activation Level
ePROs
Symptoms
Side-Effects
Daily Check-In
Positive
Neutral
Negative
Two-Way Interactions
Preferences
Limitations
Goals of Care
Treatments

We have created a unique way for patients to consume content based on their condition, limitations and preferences.



Content Production Process

We have a robust, medically-safe and scalable process for producing all of our Elly content.

Clinicians

Instructors

Health Systems

Patients

Nonprofits

Copywriting

Interviews

Medical Advisory Board Review

Recording

Avg. cost per content piece is $80





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Phase I Oncology Trial July 2019

Purpose: To investigate the adoption and clinical outcomes of Elly amongst an oncology target population.

30
Days
Trial Period

100
Patients
Participants

Demographic

25-80 years range
46 Years median age
48 Years avg. age

Disease Stage

62% In Survivorship
34% On Treatment
4% Newly-diagnosed

Cancer Type



- Breast
- Bowel
- Leukemia
- Head & Neck
- Bone
- Other Types

34%
27%
14%
11%
8%
7%



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Patient Activation Measure (PAM)

PAM is used by health systems, health plans and pharma to evaluate outcomes and cost savings.

Level 1

Disengaged + Overwhelmed

"My doctor is in charge of my health."

Level 2

Becoming Aware But Still Struggling

"I could be doing more for my health."

Level 3

Taking Action + Gaining Control

"I'm part of my health care team."

Level 4

Maintaining Behaviors + Pushing Further

"I'm my own health advocate."

Every PAM point increase correlates to a 2% reduction in future health expenditure related to ER visits, readmissions and treatment adherence.



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Phase I Trial Results

Potential Cost Savings

$9K

Per Patient Per Year

Predictive cost savings from avg. 24↑ PAM score. (based on data from the Cleveland Clinic).

App Retention (1 month)

88%

User Engagement

2x / User / Day

6x higher engagement than avg. health apps.

Net Promoter Score

79

Exceptional patient satisfaction.

Quality of Life Increase

15%

On Avg. Per Patient

Increased QoL from avg. 9↑ QLQ-C30 score.



Patient Use Cases

Patients referred to Elly in the 3rd person as a friend who cared about their wellbeing.

Upon Waking



**Catalina R.
(Bone & Blood Cancers)**

Listened to Elly first thing in the morning so she could feel inspired for the day.

At Breakfast



**David M.
(Prostate Cancer Carer)**

Listened to Elly each morning on the car ride to work.

During Tx



**Kelsie M.
(Blood Cancer)**

Listened to Elly while sitting in chemo suite and receiving treatment.

Hospitalization



**Andrea P.
(Colorectal Cancer)**

Listened to Elly for motivation during her painful inpatient stay.

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Targeted Partnerships

Health System B2B Licensing



Ochsner Health System
Cleveland Clinic
The University of Texas MD Anderson Cancer Center
Memorial Sloan Kettering Cancer Center
DukeHealth
Cedars Sinai
Texas Children's Hospital
Wake Forest Baptist Health
Oncology Specialists of Charlotte, PA
Western Health
Houston Methodist Leading Medicine

$5-15K / month
Patient support program

Dependent on patient volume.

Pharma B2B Licensing



astellas
Lilly
AMGEN
AstraZeneca

$10-25K / month
Digital drug companion

Dependent on customer volume.



These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Market Landscape

Coaching



Livongo®


lark

Elly is purely digital (no reliance on human intervention or connected devices).

Consumer Content


headspace


Calm

unplug
meditation

Elly encompasses condition-specific content (unlike only meditation and sleep).

Digital Therapeutics


PEAR
THERAPEUTICS

AKILI

kaia

Elly does not rely on FDA approval and has a unique business model which is less reliant on research.



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Elly's founders have experience building and scaling successful healthcare companies.





Founders

Simon Holland



 **Co-founder** | 46% market share | 5m patients

 **Co-founder** | 6% K-12 market share

 **Co-founder** | 25 staff | 50+ Apps Developed

Nikhil Pooviah M.D.



 **Co-founder** | 1st Integrated | 24k patients

 **Radiation Oncology Physician**

 **Received Investment on Shark Tank**



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Investors



Google
Assistant Investments



Amy Chang
CEO
Delta Nutrassentials


A/Prof Rachel Conyers
Hematology Physician
University of Melbourne



Jumpstart Foundry
Healthcare VC



Julie Fishman
Strategic Partnerships
Medisafe


Paul Eleftheriou, MD
Chief Medical Officer
Western Health



Nex Cubed
Digital Health
Accelerator Fund



Sai Shankar
VP, Global Digital Health
Aptar Pharma


James Hillis, MD
Neurology Physician
Partners Healthcare



StartUp Health
Health Transformer
Accelerator Fund



Elie Matar, MD
Neurology Fellow
University of Cambridge


Fred Hersch, MD
Program Manager
Google AI Healthcare



Ben Lewis
Co-founder, Limbix Health
Ex Co-founder, Tapjoy



Stephen Winters, MD
Neurology Physician
Royal Prince Alfred Hospital


Ben Hurst, MD
CEO
HotDoc



Ray Wirta
Venture Partner
Sway Ventures



Deeraj Lingutla, MD
Medical Director
Rochester Regional Health


Tom Spacek
CTO
HotDoc



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We have clinical evidence that our platform drives meaningful benefits for patients but also long-term cost savings for stakeholders.

Our mission is to be part of the standard of care for each patient's journey.




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Feel Better, Together

hello@ellyhealth.com



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EXHIBIT E
Video Transcript

Exhibit E

Public Overview Video: https://vimeo.com/420488705

(0:30)

"Hi! I'm Elly. I'm the world's first audio-companion for cancer patients. Through my friendly voice, I bring you daily support, motivation, and inspiration. Research has shown that I improve your quality of life. Take control of your cancer journey and download Elly today."